Mail Stop 3561

April 15, 2008

Jeffrey P. Bezos
Chairman, President and Chief Executive Officer
Amazon.com, Inc.
1200 12th Avenue South, Suite 1200
Seattle, Washington 98144-2734

> **Re: Amazon.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 11, 2008**
> **File No. 000-22513**

Dear Mr. Bezos:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director